UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

TELEFÓNICA MÓVILES, S.A.

(Name of Subject Company)

Telefonica Mobile, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Spain

(Jurisdiction of Subject Company's Incorporation or Organization)

Telefónica, S.A.

(Name of Person(s) Furnishing Form)

American Depositary Shares

Common Stock

(Title of Class of Subject Securities)

American Depositary Shares CUSIP 879382208

Common Stock ISIN ES0178430E18

(CUSIP Number of Class of Securities (if applicable))

Antonio Hornedo Muguiro

Telefónica Móviles, S.A.

Goya, 24

28001 Madrid, Spain

011-34-91-423-4054

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

Item 2. Informational Legends

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Rules and procedures for the exchange of shares of Telefónica Móviles for shares of Telefónica, S.A., as well as for the exchange of ADSs of Telefónica Móviles, attached hereto as exhibit 1.

PART III — CONSENT TO SERVICE OF PROCESS

An irrevocable consent and power of attorney on Form F-X was filed by Telefónica, S.A. on May 12, 2005. Telefónica, S.A. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFÓNICA, S.A.

By: /s/ Ramiro Sánchez de Lerín García- Oviés

Name: Ramiro Sánchez de Lerín García- Oviés

Title: General Secretary and Secretary of the Board of Directors

Date: July 24th, 2006